SILICON VALLEY ANN ARBOR BEIJING BOSTON LOS ANGELES NEW YORK SAN DIEGO SAN FRANCISCO SINGAPORE

May 5, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Jane Park

Tim Buchmiller

Re:	TScan Therapeutics, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed April 30, 2021
File No. 333-255491

Dear Ms. Park and Mr. Buchmiller:

On behalf of TScan Therapeutics, Inc. (the “Company”), we submit this letter in response to the comments set forth in the letter to the Company dated May 3, 2021 from the staff of the Securities and Exchange Commission (the “Staff”), relating to Amendment No. 1 to the Company’s Registration Statement on Form S-1 filed on April 30, 2021 (the “Company’s Registration Statement”).

The Company has electronically transmitted via EDGAR Amendment No. 2 to the Company’s Registration Statement (the “Amendment”).

For your convenience, in this letter, we have repeated and numbered the comments from the May 3, 2021 letter in bold and italicized print, and the Company’s responses are provided below each comment.

May 5, 2021

Amendment No. 1 to Registration Statement on Form S-1 filed April 30, 2021

Our Pipeline, page 2

1.	We note your response to our prior comment 1. Please revise your disclosure to define the abbreviations AML, ALL, MDS and NSCLC when first used in your prospectus summary.

RESPONSE TO COMMENT 1:

In response to the Staff’s comment, the Company advises the Staff that it will revise its disclosure to define the abbreviations AML, ALL, MDS and NSCLC when first used in the prospectus summary in Amendment No. 3 to the Company’s Registration Statement.

Our amended and restated certificate of incorporation provides that the Court of Chancery..., page 89

2.

We note your response to our prior comment 2. While your disclosure on pages 89 and 206 states that your amended charter will provide that the exclusive forum provision will not apply to claims brought to enforce a duty or lability created by the Exchange Act, we note that this is not clearly stated in the exclusive forum provision of your amended charter to be effective upon the completion of this offering. Please revise Section 12 of your Form of Amended and Restated Certificate of Incorporation to be consistent with your disclosure in this section or provide reasonable assurance that you will make future investors aware of the provision’s limited applicability (for example, by including such disclosure in your future Exchange Act reports).

RESPONSE TO COMMENT 2:

In response to the Staff’s comment, the Company has added the following language to Article Twelfth of its Amended and Restated Certificate of Incorporate filed as Exhibit 3.2 to the Amendment:

“Notwithstanding the foregoing, the provisions of this Article TWELFTH will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum.”

Please do not hesitate to contact me at (617) 648-9399 if you have any questions or would like additional information regarding this matter.

Very truly yours,

GUNDERSON DETTMER STOUGH

VILLENEUVE FRANKLIN & HACHIGIAN, LLP

By:	/s/ Timothy H. Ehrlich

cc:	Jeffrey Vetter
David Southwell